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Exhibit 99.1

PRESS RELEASE

        EMBARGOED—NOT FOR PUBLICATION BEFORE 07:00HRS ON TUESDAY 29 OCTOBER 2002

BOOKHAM TECHNOLOGY
ANNOUNCES THIRD QUARTER RESULTS 2002

        Oxfordshire, UK—29 October 2002: Bookham Technology plc (LSE: BHM, Nasdaq: BKHM), a leading provider of integrated optical components and modules for fiber optic communication networks, today announced results for the third quarter ended 29 September 2002.

Highlights for the third quarter ended 29 September 2002

  •
  Revenue in the third quarter 2002 was £7.6 million ($11.8 million), up 6% sequentially from the second quarter (£7.1 million; $11.0 million) and up 217% on the third quarter 2001 (£2.4 million; $3.7 million) in line with the company's announcement on 7 October 2002.

  •
  The cash burn for the quarter was £11.8 million ($18.3 million), down 14% on the second quarter 2002 (£13.7 million; $21.2 million) and down 23% on the third quarter 2001 (£15.4 million; $23.9 million), as a result of the company's continued cost reduction measures. The lower than expected cash burn was achieved with a focused management of working capital and capital spending. The company's cash position remains strong with £137.1 million ($212.5 million) in cash.

  •
  Net loss for the quarter, excluding restructuring charges, was reduced to £13.5 million ($20.9 million) from £15.3 million ($23.7 million) in the second quarter 2002 and compares to £12.8 million ($19.8 million) in the third quarter 2001.

  •
  On 7 October, the company announced it had entered into an agreement to purchase the optical transmitter and receiver business and the optical amplifier business of Nortel Networks. As part of the acquisition, Nortel Networks Limited has also agreed to enter into a $120 million (£76.5 million) supply agreement with the company. The acquisition is subject to shareholder approval at an Extraordinary General Meeting to be held on 5 November 2002.

        Commenting on the results, Giorgio Anania, President and Chief Executive Officer, said:

        "The third quarter was a good quarter, with revenues up and cash burn down, notwithstanding the difficult market environment. More importantly, the proposed acquisition of Nortel Network's optical components business, if approved, will put us in a key leadership position as an independent, broad-line supplier of optical components to the leading optical systems companies. We are moving fast with the two key planning priorities: a rapid integration of the two companies, which is critical for the employees and to manage down our costs, and a strong customer push, which is critical to achieve our objective of continued sales growth. To date, both initiatives appear to be progressing very well."

Financial Commentary

        All US dollar numbers have been translated at £1 = $1.55 for the convenience of the reader.

Third quarter ended 29 September 2002

        Revenue:    Revenue for the quarter ended 29 September was £7.6 million ($11.8 million), a 6% increase from the £7.1 million ($11.0 million) in the second quarter 2002, and a 217% increase compared with the third quarter 2001. Sales to Marconi were up 17% and sales to customers excluding Marconi were down 6% over the previous quarter.

        Marconi and Nortel Networks represented 58% and 10% of sales respectively for the quarter. On the product side, DWDM products accounted for 60% and active products for 40% of revenue for the quarter.

        Operating loss (before exceptional items) under UK GAAP:    Increased revenues accounted for the reduction in the gross loss (loss at the gross margin level) to £3.8 million ($5.9 million) in the third quarter 2002, compared to £3.9 million ($6.0 million) in the second quarter 2002. The gross loss (loss at the gross margin level) was higher than the £1.9 million ($2.9 million) reported in the third quarter 2001 due to a higher fixed cost manufacturing base, primarily as a result of the MOC acquisition in the first quarter of 2001.

        As part of its ongoing cost reduction programme, the company announced last quarter that it would be closing its two facilities in Maryland, US and Swindon, UK and focus its concentration of production at its Milton, Abingdon and Caswell sites. The actions taken during the quarter will result in annual savings of £13.0 million ($20.0 million). The related restructuring charges recorded during the quarter were £8.6 million ($13.3 million).

        The continued progress on cost reduction efforts following the integration of the MOC business and the previously announced closures of two facilities, has contributed to the 15% quarterly reduction in operating expenses to £11.2 million ($17.4 million) in the third quarter 2002 from £13.2 million ($20.5 million) in the second quarter 2002. Compared with the third quarter of 2001, operating expenses excluding National Insurance provisions on stock options declined 18%.

        Net loss (including exceptionals for UK GAAP and one-time charges for US GAAP):    The net loss, under both UK and US GAAP in the third quarter 2002, was £22.0 million ($34.1 million) and loss per share was £0.15 ($0.24). The net loss including exceptional items, in the second quarter was £16.2 million ($25.1 million) under both UK and US GAAP.

        Cash and cash equivalents:    Cash and cash equivalents as of 29 September 2002 were £137.1 million ($212.5 million) compared to £148.9 million ($230.8 million) at 30 June 2002. The cash burn for the third quarter 2002 was £11.8 million ($18.3 million) compared with £13.7 million ($21.2 million) in the second quarter 2002.l

Nine months ended 29 September 2002

        Revenue:    Revenue for the nine months ended 29 September was £20.3 million ($31.5 million), a 3% increase compared with the £19.8 million ($30.7 million) in the same period in 2001.

        Marconi, Nortel Networks and BAE Systems represented 56%, 11% and 11% of sales respectively for the period. On the product side, DWDM products accounted for 58% and active products for 42% of revenue for the period.

        Operating loss (before exceptional items) under UK GAAP:    The gross loss (loss at the gross margin level) was £12.5 million ($19.4 million) in the nine months, up from a gross loss of £4.3 million ($6.7 million) in the first nine months of 2001.

        Operating expenses excluding National Insurance provision on stock options declined 12% compared with the first nine months of 2001, mainly as a result of lower Research and Development expenditure.

        Net loss (including exceptionals for UK GAAP and one-time charges for US GAAP):    The net loss, under UK GAAP for the first nine months of 2002 was £55.2 million ($85.6 million) and loss per share was £0.39 ($0.60). Under US GAAP, the net loss for the same period was £59.4 million ($92.1 million) and the loss per share was £0.42 ($0.65).

        Cash and cash equivalents:    Cash and cash equivalents as of 29 September 2002 were £137.1 million ($212.5 million) compared with £184.8 million ($286.4 million) at 31 December 2001. The cash burn for the nine months was £47.8 million ($74.1 million).

Outlook

        When Bookham announced the acquisition of Nortel Network's optical components business, which is expected to close before mid November, the company indicated that this transaction significantly changed the company's outlook. On the strength of the customer supply agreements, and assuming shareholder approval of the acquisition, the company expects revenues in the current quarter to increase at least 50% from the third quarter 2002 and to approximately double from the fourth quarter 2002 to the first quarter 2003.

        In the near term, cash burn will increase, particularly in the fourth quarter 2002, as a result of the cost and expenses of the acquisition. With quick implementation of cost restructuring and working capital management, the company expects cash burn to decline back to approximately current levels by mid 2003.

        The company will be hosting a conference call to discuss this release on Tuesday 29 October 2002 at 1.30pm (BST), 2.30pm (CET), 8.30am (EST). Dial in numbers are as follows:

UK/European participants	+44 (0) 20 8240 8241
US participants	+1 800 530 2462

        A taped recording will be available approximately 1 hour after the call ends for 5 days. Dial in numbers are as follows:

UK/European participants	+44 (0) 20 8288 4459
(access code: 820772)
US participants	+1 703 736 7336
(access code: 820772)

        The recording will also be audio webcast on the company's website: www.bookham.com

        For further information, please contact:

Bookham Technology:	Financial Dynamics:	Financial Dynamics:
Tel: +44 (0) 1235 837000	Tel: +44 (0) 20 7831 3113	Tel: +1 (212) 497 9202
Giorgio Anania—President & CEO	Sarah Marsland	Deborah Ardern-Jones
Steve Abely—Chief Financial Officer	Sarah Manners	Matt Dallas
Sharon Ostaszewska—Director Communications	Juliet Clarke

        Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets integrated optical components and modules using high volume production methods. With three cost-disruptive technologies that offer intrinsic cost reduction: patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide, the company provides end-to-end networking solutions that offer higher performance and greater systems capability to communications network system providers.

        More information on Bookham Technology is available at www.bookham.com

        Bookham and ASOC are registered trademarks of Bookham Technology plc

        Statements made in this announcement include certain forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, uncertainties relating to demand for the group's products, demand for optical components generally and overall future growth in the market for optical components, issues surrounding integration of the Optical Transmitter and Receiver and Optical Amplifier Businesses being acquired from Nortel Networks Corporation, uncertainties relating to the group's investment in, and reorganisation of, its manufacturing capacity, production equipment and personnel and related impact on profitability, quarterly variations in financial results, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" of the listing particulars of the Company section of Bookham's Listing Particulars dated 7 October 2002, which is on file with Companies House in England and Wales and with the United Kingdom Listing Authority and which has been submitted to Securities and Exchange Commission on 9 October 2002. Forward-looking statements represent the group's estimates as of the date made, and should not be relied upon as representing the group's estimates as of any subsequent date. While the group may elect to update forward-looking statements in the future, it disclaims any obligation to do so.

Bookham Technology plc
Consolidated Profit and Loss Account for the
Third Quarter Ended 29 September 2002—UK GAAP

	Before Exceptional Items 29 September 2002 Unaudited £'000	Exceptional Items 29 September 2002 Unaudited £'000	After Exceptional Items 29 September 2002 Unaudited £'000	After Exceptional Items 30 September 2001 Unaudited £'000	After Exceptional Items 29 September 2002 Unaudited $'000
Turnover	7,577	—	7,577	2,376	11,744
Cost of sales	(11,350)	(1,798)	(13,148)	(4,552)	(20,379)

Gross loss	(3,773)	(1,798)	(5,571)	(2,176)	(8,635)
Administrative expenses
Research and development	(7,296)	(6,673)	(13,969)	(9,746)	(21,652)
Selling, general and other expenses	(3,890)	(53)	(3,943)	(4,362)	(6,112)
National Insurance on stock options	—	—	—	95	—
	(11,186)	(6,726)	(17,912)	(14,013)	(27,764)
Other operating income	22	—	22	24	34

Operating loss	(14,937)	(8,524)	(23,461)	(16,165)	(36,365)
Interest, net	1,449	—	1,449	2,607	2,246

Loss on ordinary activities before taxation	(13,488)	(8,524)	(22,012)	(13,558)	(34,119)
Tax on loss on ordinary activities	—	—	—	—	—

Loss for the financial period	(13,488)	(8,524)	(22,012)	(13,558)	(34,119)

Loss per ordinary share (basic and diluted)	£ (0.09)	£ (0.06)	£ (0.15)	£ (0.11)	$(0.24)
Weighted average ordinary shares Outstanding, fully diluted ('000)	143,725	143,725	143,725	128,718	143,725

Bookham Technology plc
Consolidated Profit and Loss Account for the
Nine Months Ended 29 September 2002—UK GAAP

	Before Exceptional Items 29 September 2002 Unaudited £'000	Exceptional Items 29 September 2002 Unaudited £'000	After Exceptional Items 29 September 2002 Unaudited £'000	After Exceptional Items 30 September 2001 Unaudited £'000	After Exceptional Items 29 September 2002 Unaudited $'000
Turnover	20,279	—	20,279	19,841	31,432
Cost of sales	(32,819)	(2,524)	(35,343)	(30,700)	(54,782)

Gross loss	(12,540)	(2,524)	(15,064)	(10,859)	(23,350)
Administrative expenses
Research and development	(24,868)	(7,566)	(32,434)	(31.464)	(50,273)
Selling, general and other expenses	(12,021)	(318)	(12,339)	(37,462)	(19,125)
National Insurance on stock options	—	—	—	861	—
	(36,889)	(7,884)	(44,773)	(68,065)	(69,398)
Other operating income	103	—	103	63	160

Operating loss	(49,326)	(10,408)	(59,734)	(78,861)	(92,588)
Interest, net	4,541	—	4,541	8,943	7,039

Loss on ordinary activities before taxation	(44,785)	(10,408)	(55,193)	(69,918)	(85,549)
Tax on loss on ordinary activities	—	—	—	—	—

Loss for the financial period	(44,785)	(10,408)	(55,193)	(69,918)	(85,549)

Loss per ordinary share (basic and diluted)	£ (0.32)	£ (0.07)	£ (0.39)	£ (0.54)	$(0.60)
Weighted average ordinary shares Outstanding, fully diluted, ('000)	141,977	141,977	141,977	128,351	141,977

Bookham Technology plc
Consolidated Balance Sheet—UK GAAP

	29 Sept 2002 Unaudited £'000	30 Sept 2001 Unaudited £'000	31 Dec 2001 Audited £'000
Intangible fixed assets	1,155	13,269	1,666
Tangible assets	43,176	48,471	34,579

	44,331	61,740	36,245
Stocks	3,308	2,630	2,564
Debtors	9,620	4,935	5,001
Cash at bank and in hand	137,011	199,655	184,814

	149,939	207,220	192,379
Creditors: amounts falling due within one year	(22,558)	(14,479)	(17,675)

Net current assets	127,381	192,741	174,704

Total assets less current liabilities	171,712	254,481	210,949
Creditors: amounts falling due after more than one year	—	—	—
Provisions for liabilities and charges	(79)	(97)	(79)

Net assets	171,633	254,384	210,870

Capital and reserves
Called up capital	479	429	434
Share premium account	356,762	323,494	338,576
Other reserves	3,520	20,959	5,716
Profit and loss account	(189,128)	(90,498)	(133,856)

Equity shareholders' funds	171,633	254,384	210,870

Bookham Technology plc
Consolidated Cash Flow Statement for the
Third Quarter Ended 29 September 2002—UK GAAP

	Quarter ended		Nine months ended		Year Ended 31 Dec 2001 Audited £'000
	29 Sept 2002 Unaudited £'000	30 Sept 2001 Unaudited £'000	29 Sept 2002 Unaudited £'000	30 Sept 2001 Unaudited £'000
Net cash outflow from operating activities	(12,283)	(14,238)	(43,474)	(35,567)	(44,385)
Returns on investments and servicing of finance	1,449	2,607	4,541	9,038	11,100
Capital expenditure and financial investment	(985)	(3,560)	(7,449)	(33,694)	(41,612)
Acquisitions and disposals	80	—	(744)	(6,796)	(6,796)
Management of liquid resources(1)	—	5,220	—	1,525	1,525
Financing	(141)	(328)	(678)	66	(101)

(Decrease)/Increase in cash	(11,880)	(10,299)	(47,804)	(65,428)	(80,269)

Adjusted (Decrease)/Increase in cash(1)	(11,880)	(15,519)	(47,804)	(66,953)	(80,269)

(1)
Movement in short term cash investments with withdrawal notice periods over 24 hours are included in Management of liquid resources

Bookham Technology plc
Consolidated Statement of Operations—US GAAP
Third Quarter Ended 29 September 2002

	Before One Time Charges 29 Sept 2002 Unaudited £'000	One Time Charges 29 Sept 2002 Unaudited £'000	After One Time Charges 29 Sept 2002 Unaudited £'000	After One Time Charges 30 Sept 2001 Unaudited £'000	After One Time Charges 29 Sept 2002 Unaudited $'000 (1)
Net revenues	7,577	—	7,577	2,376	11,744
Cost of net revenues	11,350	379	11,729	4,552	18,180

Gross Loss	(3,773)	(379)	(4,152)	(2,176)	(6,436)
Operating expenses
Research and development	7,296	288	7,584	9,746	11,755
Selling, general and administrative	3,449	53	3,502	4,125	5,428
IPRD	—	—	—	—	—
Impairment loss	—	41	41	—	64
Closure costs	—	7,763	7,763	—	12,033
Stock-based compensation	59	—	59	61	91

Operating loss	(14,577)	(8,524)	(23,101)	(16,108)	(35,807)
Other income (expense)	1,089	—	1,089	2,454	1,688

Loss before income taxes	(13,488)	(8,524)	(22,012)	(13,654)	(34,119)
Provision for income taxes	—	—	—	—	—

Net loss	(13,488)	(8,524)	(22,012)	(13,654)	(34,119)

Net loss per ordinary share and ADS (basic and diluted)	£(0.09)	£(0.06)	£(0.15)	£(0.11)	$(0.24)
Weighted average ordinary shares and ADSs outstanding ('000)	143,725	143,725	143,725	128,718	143,725

(1)
Translated solely for the convenience of the reader at the rate of $1.55 = £1

Bookham Technology plc
Consolidated Statement of Operations—US GAAP
Nine Months Ended 29 September 2002

	Before One Time Charges 29 Sept 2002 Unaudited £'000	One Time Charges 29 Sept 2002 Unaudited £'000	After One Time Charges 29 Sept 2002 Unaudited £'000	After One Time Charges 30 Sept 2001 Unaudited £'000	After One Time Charges 29 Sept 2002 Unaudited $'000 (1)
Net revenues	20,279	—	20,279	19,841	31,432
Cost of net revenues	32,819	443	33,262	30,699	51,556

Gross Loss	(12,540)	(443)	(12,983)	(10,858)	(20,124)
Operating expenses
Research and development	24,868	794	25,662	30,872	39,776
Selling, general and administrative	11,289	318	11,607	12,504	17,991
IPRD	—	4,197	4,197	6,454	6,505
Impairment loss	—	1,090	1,090	18,131	1,690
Closure costs	—	7,763	7,763	—	12,033
Stock-based compensation	176	—	176	397	273

Operating loss	(48,873)	(14,605)	(63,478)	(79,216)	(98,392)
Other income (expense)	4,088	—	4,088	8,902	6,336

Loss before income taxes	(44,785)	(14,605)	(59,390)	(70,314)	(92,056)
Provision for income taxes	—	—	—	—	—

Net loss	(44,785)	(14,605)	(59,390)	(70,314)	(92,056)

Net loss per ordinary share and ADS (basic and diluted)	£(0.32)	£(0.10)	£(0.42)	£(0.55)	$(0.65)
Weighted average ordinary shares and ADSs outstanding ('000)	141,977	141,977	141,977	128,351	141,977

(1)
Translated solely for the convenience of the reader at the rate of $1.55 = £1

Bookham Technology plc
Consolidated Balance Sheet—US GAAP

	29 Sept 2002 Unaudited £'000	31 Dec 2001 Audited £'000	30 Sept 2001 Unaudited £'000	29 Sept 2002 Unaudited $'000
Assets
Current Assets:
Cash and cash equivalents	137,011	184,814	199,655	212,367
Accounts receivable	6,923	822	2,958	10,731
Inventories	3,308	2,564	2,630	5,127
Prepaid expenses and other current assets	2,697	4,179	1,977	4,180

Total current assets	149,939	192,379	207,220	232,405
Intangible assets	6,366	1,666	13,269	9,867
Property and equipment	37,965	34,579	48,471	58,846

	194,270	228,624	269,960	301,118

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other accrued expenses	22,558	17,675	14,479	34,965

Total current liabilities	22,558	17,675	14,479	34,965
Long term obligations	—	—	97	—
Shareholders' equity	171,712	210,949	254,384	266,153

	194,270	228,624	269,960	301,118

        Translated solely for the convenience of the reader at the rate of $1.55 = £1

        The principal differences between the company's accounting policies under UK GAAP and those that would have been followed had the financial information been prepared under US GAAP are set out below:

UK/US GAAP Reconciliation—Profit and Loss Account

	Quarter ended		Nine months ended
	29 Sept 2002 Unaudited £'000	30 Sept 2001 Unaudited £'000	29 Sept 2002 Unaudited £'000	30 Sept 2001 Unaudited £'000
Loss on ordinary activities before taxation under UK GAAP	(22,012)	(13,558)	(55,193)	(69,918)
Impairment and amortisation of intangible assets	—	—	—	7,045
National Insurance on stock options	—	(96)	—	(987)
IPR&D	—	—	(4,197)	(6,454)

Loss before income taxes under US GAAP	(22,012)	(13,654)	(59,390)	(70,314)

UK/US GAAP Reconciliation—Balance Sheet

	29 Sept 2002 Unaudited £'000	31 Dec 2001 Audited £'000
Intangible assets under UK GAAP	1,155	1,666
Acquisition accounting differences	6,173	—
Amortisation on acquisition accounting differences	(962)	—

Intangible assets under US GAAP	6,366	1,666

Tangible fixed assets under UK GAAP	43,176	34,579
Acquisition accounting differences	(6,173)	—
Depreciation on acquisition accounting differences	962	—

Tangible assets under US GAAP	37,965	34,579

Shareholders' funds under UK GAAP	171,633	210,870
National Insurance liability difference	79	79

Shareholders' funds under US GAAP	171,712	210,949

Basis of preparation

        The quarterly results have been prepared on the basis of the accounting policies set out in the Group's 2001 statutory accounts and Annual Report on Form 20-F.

        The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the company in respect of the financial year ended 31 December 2001 have been given a report by the company's auditors which was unqualified and did not contain a statement under Section 237(2) of Section 237(3) of that Act.

        Summary of significant differences between UK Generally Accepted Accounting Principles ("UK GAAP") and United States Generally Accepted Accounting Principles ("US GAAP")

Acquisition accounting

        Under UK GAAP, the total consideration is measured at the date of completion of the acquisition. The difference between the total consideration and the fair value of the net assets acquired represents goodwill, although in assessing the fair value of assets acquired, intangible fixed assets other than goodwill are only recognised if they are separable from the acquired business and then only if their recognition does not create or increase any negative goodwill arising. Under the MOC acquisition only tangible fixed assets were recognised and no intangible fixed assets (including goodwill) were recognised.

        Under US GAAP, the consideration is measured at the date of announcement of the acquisition. The difference between the total consideration and the fair value of the net assets and in-process research and development (IPR&D) represents goodwill. If the fair value of the tangible, intangible fixed assets and the IPR&D are in excess of the total consideration then the values of the tangible, intangible fixed assets and IPR&D are reduced proportionally so as to eliminate the negative goodwill arising. IPR&D is charged to the profit and loss account at the date of acquisition and based on an initial valuation represents technology that has not yet reached technological feasibility and had no alternative future uses. The best estimate of the fair value of the IPR&D was determined using the technology contribution approach, which discounts expected future cash flows from projects under development to their net present value.

National Insurance on stock options

        Under UK GAAP, the company makes provision for UK National Insurance liabilities on a straight-line basis over the vesting period of the options and as re-measured at each period thereafter until the options have been exercised. Under US GAAP the company recognises the National Insurance provision when options are exercised, in accordance with EITF 00-16, "Recognition and Measurement of Employer Payroll Taxes and Employee Stock-based Compensation".

Cash

        Under UK GAAP cash does not include short-term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents except amounts held in collateral accounts as security for outstanding obligations which are classified as restricted cash.

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BOOKHAM TECHNOLOGY ANNOUNCES THIRD QUARTER RESULTS 2002
Bookham Technology plc Consolidated Profit and Loss Account for the Third Quarter Ended 29 September 2002—UK GAAP
Bookham Technology plc Consolidated Profit and Loss Account for the Nine Months Ended 29 September 2002—UK GAAP
Bookham Technology plc Consolidated Balance Sheet—UK GAAP
Bookham Technology plc Consolidated Cash Flow Statement for the Third Quarter Ended 29 September 2002—UK GAAP
Bookham Technology plc Consolidated Statement of Operations—US GAAP Third Quarter Ended 29 September 2002
Bookham Technology plc Consolidated Statement of Operations—US GAAP Nine Months Ended 29 September 2002
Bookham Technology plc Consolidated Balance Sheet—US GAAP
UK/US GAAP Reconciliation—Profit and Loss Account
UK/US GAAP Reconciliation—Balance Sheet